EXHIBIT 99.1

QUARTZ MOUNTAIN CHAIRMAN’S YEAR END MESSAGE

December 18, 2024 – Quartz Mountain Resources Ltd. ("Quartz" or the "Company") (TSXV:QZM, OTC Pink: QZMRF) is pleased to provide the following 2024 year-end message from Chairman Bob Dickinson. Following a successful year for Quartz, the Company enters 2025 poised to accelerate two important projects towards transactions and shareholder wealth creation.

“As we wrap up 2024 and look towards 2025, I want to take a moment to reﬂect on a year of tremendous progress for Quartz and share our vision for what lies ahead. This year has been pivotal for us, marked by strategic advances that demonstrate the value of our approach and the strength of our team.

Quartz was built with a clear mission: to discover and transact high-value gold-silver-copper projects that are coveted by major operators. Experienced management, strong funding support, surging metals prices, combined with our reduced risk discoveries that are ready for drill delineation, support Quartz’s objective to achieve its goal.

In 2024, we achieved several key milestones that I’d like to highlight for you:

•	Quartz made a signiﬁcant high-grade gold-silver lode discovery at the 100%-owned Maestro Project.
•	We also completed 3,418 metres of core drilling at our 100%-owned porphyry copper-gold-silver Jake Project.
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We successfully completed a $3.25 million ﬁnancing in June 2024 (June 3, 2024 release) in a challenging market for junior exploration companies. The financing was backed by a strategic partner and me. I support Quartz with my own money as I see the potential for significant wealth creation based on our focused approach.

The discovery at Maestro kicked off 2024 in a big way for Quartz. In April 2024, we announced a signiﬁcant new discovery at the Prodigy area on the Maestro Property, with the following highlights:

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Our second scout drill hole intersected 102 metres grading 2.22 g/t Au and 104 g/t Ag including 12 meters grading 1.23 g/t Au and 586 g/t Ag and 36 metres grading 5.73 g/t Au and 87 g/t Ag (April 9, 2024 release). These exceptional intersections highlight the presence of a substantial new high-grade Au-Ag system at Maestro, potentially linked to the nearby Lone Pine Mo-Cu porphyry deposit.

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Results from Quartz’s two hole drill program at Prodigy indicate overlapping, multi-generation precious metal mineralization hosted within a Mo-Cu porphyry environment. Notably, green sericite alteration reminiscent of deposits such as Blackwater, appear to play a signiﬁcant role at Prodigy. Mineralization remains open in multiple directions and at depth, promising signiﬁcant further potential. A delineation drill program is planned at Prodigy in H1 2025.

One of the things that excites us most is Maestro shares a promising geological environment with Artemis Gold Inc.’s Blackwater project. This geological connection strengthens our belief in Maestro’s signiﬁcant potential and inspires our upcoming drill delineation eﬀorts.

While the Maestro discovery is significant, we didn’t stop there.

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As announced on August 21, 2024, Quartz completed 3,418 metres of core drilling in seven holes at its 100% owned Jake project, located 160 kilometres north of Smithers, BC. The goal of Quartz’s initial drill program and exploration strategy at Jake is to discover a significant porphyry copper-gold-silver deposit. Now that the targeted drill program is complete, a total of 1,400 core samples from the Jake drill holes have been delivered to the lab for analyses and we are targeting January 2025 for the release of the assay results as we continue to compile the data. Historical exploration data suggests a significant opportunity for an important porphyry Cu-Au discovery at Jake.

Our team’s thorough evaluation of the Jake Property, backed by extensive historical exploration data, has revealed a broad, altered, and mineralized area that we believe holds strong potential for a signiﬁcant porphyry copper-gold discovery. The initial phase of our scout drill program at Jake included holes targeting a high-value deposit with the potential to capture the attention of future transaction partners.

What does this mean for our shareholders?

It means we are significantly de-risking two important assets.

It means we have fully funded the early-exploration stages at Maestro and Jake so our shareholders can capitalize on an opportunity with significant upside.

And we believe 2025 is going to be even more impressive than 2024.

Plans for 2025 include the release of Jake drill results in January and a major delineation drill program at Maestro in the first half of the year. We also are planning to launch an extensive investor marketing initiative in order to fully communicate the value of our assets to the broader market. We may even update our branding to better reflect our projects and strategic vision, so stay tuned.

When you have an opportunity like Quartz, you want to tell the world. And we plan to.

These advancements are all occurring against the backdrop of surging global metal prices. The outlook for gold, silver and copper in 2025 and beyond is highly favorable, driven by global trends and market dynamics. Copper demand is set to grow signiﬁcantly due to its critical role in renewable energy, electric vehicles and power infrastructure. With countries intensifying climate change eﬀorts, the International Energy Agency (IEA) forecasts copper demand could double by 2040. However, supply challenges—such as declining ore grades, underinvestment, and geopolitical risks—are likely to push prices higher. Additionally, global infrastructure projects and modernization in both emerging and developed markets will further drive copper consumption.

Gold also has a strong outlook as a safe-haven asset amid economic uncertainty. Inﬂation, geopolitical tensions, and market volatility are expected to sustain investment demand. Central banks are likely to continue diversifying reserves with gold, supporting price stability. Beyond investment, gold demand remains strong in jewelry, electronics, and medical devices. On the supply side, exploration challenges and stricter environmental regulations are constraining production, contributing to a favorable pricing environment. These factors position gold, silver and copper as critical resources and attractive opportunities for investors.

I’ve spent my entire career seeking out opportunities like Jake and Maestro. Quartz’s association with Hunter Dickinson Inc. (“HDI”), a team of serial mine finders with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally, significantly enhances the depth of experience to our endeavours. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits hosting current or former producing mines.

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The bottom line for me is simple: my years of experience give me deep confidence that Jake and Maestro are poised for success. We are fully funded, we have drill permits in hand and we are accelerating two projects forward that will be attractive to major mine operators.

I want to thank our shareholders for their continued trust and support. Our shareholders belief in Quartz fuels our drive to succeed and solidiﬁes our conﬁdence in the opportunities ahead. As we celebrate the achievements of 2024 and prepare for an even brighter 2025, we remain committed to delivering excellence and creating substantial value for all stakeholders.”

Bob Dickinson

Chairman,

Quartz

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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